UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Michael Yu
Name: Michael Yu
Title: Chairman and CEO

Date: December 6, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

New Oriental Refutes Allegations Made by OLP Global

BEIJING, Nov. 20, 2011 — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today responded to allegations contained in a report issued by OLP Global.

Michael Yu, New Oriental’s Chairman and CEO, commented, “In recent weeks, OLP Global has been seeding unfounded rumors about New Oriental in an attempt to damage our reputation and drive down our share price. These ridiculous allegations are utterly without merit. Since listing on the NYSE in 2006, New Oriental has built an impeccable reputation for maintaining exemplary standards in corporate governance, transparency and investor communications.”

The Board of Directors and management of New Oriental wish to state clearly that the allegations contained in OLP Global’s report dated November 17, 2011 are unfounded and untrue. All financial information in the Company’s consolidated financial statements included in the SEC filing of its annual report on Form 20-F, are truthful representations of New Oriental’s consolidated financial results and have been audited in accordance with US GAAP by a Big 4 independent registered public accounting firm.

The crux of OLP Global’s allegations is that New Oriental failed to eliminate inter-company transactions upon consolidation of the Company’s financials, thus overstating revenues by approximately US$167 million and net income by approximately US$137 million from calendar years 2007-2010. New Oriental wishes to make clear that it fully eliminated inter-company transactions upon consolidation in its consolidated financial statements and continues to do so in accordance with US GAAP, as reflected in its annual 20-F filings with the SEC, the latest of which was filed as recently as October 14, 2011.

Furthermore, New Oriental believes that OLP Global’s analysis (1) is shoddy, incomplete and erroneous, basing its conclusions on an analysis of just three of the Company’s over 60 business entities; (2) relies on incomplete financial data for the three entities involved, which are culled from various sources, and draws fundamentally flawed comparisons between calendar year tax filings (December 31 year-end) and the Company’s fiscal year (May 31 year-end) SEC filings; and (3) fails to explain why the Company’s cash balance and short-term investments grew from approximately US$32 million in 2006 to over US$700 million as of August 31, 2011, notwithstanding spending of approximately US$93 million on stock repurchasing over the past several years. For OLP Global’s allegations to hold an indicia of credibility or logic, its report would need to demonstrate a US$137 million shortfall in New Oriental’s cash balance from the Company’s alleged overstating of net income and comprehensively analyze all of the Company’s over 60 business entities. Since no such cash shortfall exists, and since OLP Global’s report addresses just three of the Company’s over 60 business entities, the Company believes the OLP Global research is completely and utterly incomplete, illogical and erroneous and fails the test of common sense and basic accounting principles.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:        +86-10-6260-5568

Email:    zhaosisi@xdf.cn

Mr. Martin Reidy

Beijing Brunswick Consultancy Ltd.

Tel:        +86-10-5960 8616

Email:    mreidy@brunswickgroup.com

In the U.S.:

Ms. Cindy Zheng

Brunswick Group LLC

Tel:        +1-212 333 3810

Email:    czheng@brunswickgroup.com

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